Exhibit 99.1

X Financial Reports Fourth Quarter and Fiscal Year 2022 Unaudited Financial Results

SHENZHEN, China, March 30, 2023 /PRNewswire/ -- X Financial (NYSE: XYF) (the “Company” or “we”), a leading online personal finance company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2022.

Fourth Quarter and Fiscal Year 2022 Operational Highlights

	Three Months Ended December 31, 2021	Three Months Ended September 30, 2022	Three Months Ended December 31, 2022	QoQ	YoY	Twelve Months Ended December 31, 2021	Twelve Months Ended December 31, 2022	YoY
Total loan facilitation amount (RMB in million)	13,084	19,825	21,700	9.5%	65.9%	51,859	73,655	42.0%
Number of active borrowers	710,048	1,415,059	1,370,496	(3.1)%	93.0%	2,371,537	3,326,774	40.3%

●	The total loan amount facilitated and originated[1] in the fourth quarter of 2022 was RMB21,700 million, representing an increase of 65.9% from RMB13,084 million in the same period of 2021.

●	The total loan amount facilitated and originated in 2022 was RMB73,655 million, representing an increase of 42.0% from RMB51,859 million in 2021.

●	Total number of active borrowers[2] was 1,370,496 in the fourth quarter of 2022, representing an increase of 93.0% from 710,048 in the same period of 2021.

●	Total number of active borrowers was 3,326,774 in 2022, representing an increase of 40.3% from 2,371,537 in 2021.

	As of December 31, 2021	As of September 30, 2022	As of December 31, 2022
Total outstanding loan balance (RMB in million)	24,912	33,789	37,992
Delinquency rates for all outstanding loans that are past due for 31-60 days	1.48%	0.77%	1.02%
Delinquency rates for all outstanding loans that are past due for 91-180 days	2.62%	2.22%	1.93%

●	The total outstanding loan balance[3] as of December 31, 2022 was RMB37,992 million, compared with RMB24,912 million as of December 31, 2021.

●	The delinquency rate for all outstanding loans that are past due for 31-60 days[4] as of December 31, 2022 was 1.02%, compared with 1.48% as of December 31, 2021.

●	The delinquency rate for all outstanding loans that are past due for 91-180 days[5] as of December 31, 2022 was 1.93%, compared with 2.62% as of December 31, 2021.

1 Represents the total amount of loans that the Company facilitated and originated during the relevant period.

2 Represents borrowers who made at least one transaction on the Company’s platform during the relevant period.

3 Represents the total amount of loans outstanding for loans that the Company facilitated and originated at the end of the relevant period. Loans that are delinquent for more than 60 days are charged-off and are excluded in the outstanding loan balance, except for Xiaoying Housing Loan. As Xiaoying Housing Loan is a secured loan product and the Company is entitled to payment by exercising its rights to the collateral, the Company does not exclude Xiaoying Housing loan delinquent for more than 60 days in the outstanding loan balance.

4 Represents the balance of the outstanding principal and accrued outstanding interest for loans that were 31 to 60 days past due as a percentage of the total balance of outstanding principal and accrued outstanding interest for loans that the Company facilitated and originated as of a specific date. Loans that are delinquent for more than 60 days are charged-off and excluded in the calculation of delinquency rate by balance. Xiaoying Housing Loan was launched in 2015 and ceased in 2019, and all the outstanding loan balance of housing loan as of December 31, 2021, September 30, 2022 and December 31, 2022 were overdue more than 60 days. To make the delinquency rate by balance comparable, the Company excludes Xiaoying Housing Loan in the calculation of delinquency rate.

5 To make the delinquency rate by balance comparable to the peers, the Company also defines the delinquency rate as the balance of the outstanding principal and accrued outstanding interest for loans that were 91 to 180 days past due as a percentage of the total balance of outstanding principal and accrued outstanding interest for the loans that the Company facilitated and originated as of a specific date. Loans that are delinquent for more than 180 days are excluded in the calculation of delinquency rate by balance, except for Xiaoying Housing Loan. All the outstanding loan balance of housing loan as of December 31, 2021, September 30, 2022 and December 31, 2022 were overdue more than 180 days. To make the delinquency rate by balance comparable, the Company excludes Xiaoying Housing Loan in the calculation of delinquency rate.

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Fourth Quarter 2022 Financial Highlights

	Three Months Ended December 31,
(In thousands, except for share and per share data)	2021	2022	2022	YoY
	RMB	RMB	USD
Total net revenue	823,398	955,640	138,554	16.1%
Total operating costs and expenses	(511,824)	(681,687)	(98,836)	33.2%
Income from operations	311,574	273,953	39,718	(12.1)%
Net income	145,521	274,639	39,816	88.7%
Non-GAAP adjusted net income	182,950	277,939	40,294	51.9%

Net income per ADS—basic	2.64	5.28	0.77	100.0%
Net income per ADS—diluted	2.58	5.16	0.75	100.0%

Non-GAAP adjusted net income per ADS—basic	3.30	5.34	0.77	61.8%
Non-GAAP adjusted net income per ADS—diluted	3.24	5.22	0.76	61.1%

●	Total net revenue in the fourth quarter of 2022 was RMB955.6 million (US$138.6 million), representing an increase of 16.1% from RMB823.4 million in the same period of 2021.

●	Income from operations in the fourth quarter of 2022 was RMB274.0 million (US$39.7 million), compared with RMB311.6 million in the same period of 2021.

●	Net income in the fourth quarter of 2022 was RMB274.6 million (US$39.8 million), compared with RMB145.5 million in the same period of 2021.

●	Non-GAAP[6] adjusted net income in the fourth quarter of 2022 was RMB277.9 million (US$40.3 million), compared with RMB183.0 million in the same period of 2021.

●	Net income per basic and diluted American depositary share (“ADS”)[7] in the fourth quarter of 2022 was RMB5.28 (US$0.77) and RMB5.16 (US$0.75), compared with RMB2.64 and RMB2.58, respectively, in the same period of 2021.

●	Non-GAAP adjusted net income per basic and adjusted diluted ADS in the fourth quarter of 2022 was RMB5.34 (US$0.77) and RMB5.22 (US$0.76), compared with RMB3.30 and RMB3.24, respectively, in the same period of 2021.

6 The Company uses in this press release the following non-GAAP financial measures: (i) adjusted net income (loss), (ii) adjusted net income (loss) per basic ADS, and (iii) adjusted net income (loss) per diluted ADS, each of which excludes share-based compensation expense, impairment losses on financial investments, income (loss) from financial investments and impairment losses on long-term investments. For more information on non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

7 Each American depositary share (“ADS”) represents six Class A ordinary shares. On November 19, 2020, a ratio change that has the same effect as a 1-for-3 reverse ADS split took effect, and as a result, one ADS currently represents six Class A ordinary shares.

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Fiscal Year 2022 Financial Highlights

	Twelve Months Ended December 31,
(In thousands, except for share and per share data)	2021	2022	2022	YoY
	RMB	RMB	USD
Total net revenue	3,626,465	3,562,950	516,579	(1.8)%
Total operating costs and expenses	(2,315,422)	(2,480,657)	(359,663)	7.1%
Income from operations	1,311,043	1,082,293	156,916	(17.4)%
Net income	825,407	811,995	117,727	(1.6)%
Non-GAAP adjusted net income	913,842	873,658	126,667	(4.4)%

Net income per ADS—basic	15.06	15.42	2.24	2.4%
Net income per ADS—diluted	14.70	15.12	2.19	2.9%

Non-GAAP adjusted net income per ADS—basic	16.68	16.56	2.40	(0.7)%
Non-GAAP adjusted net income per ADS—diluted	16.26	16.26	2.36	0.0%

●	Total net revenue in 2022 was RMB3,563.0 million (US$516.6 million), representing a decrease of 1.8% from RMB3,626.5 million in 2021.

●	Income from operations in 2022 was RMB1,082.3 million (US$156.9 million), compared with RMB1,311.0 million in 2021.

●	Net income in 2022 was RMB812.0 million (US$117.7 million), compared with RMB825.4 million in 2021.

●	Non-GAAP adjusted net income in 2022 was RMB873.7 million (US$126.7 million), compared with RMB913.8 million in 2021.

●	Net income per basic and diluted American depositary share (“ADS”) in 2022 was RMB15.42 (US$2.24) and RMB15.12 (US$2.19), compared with RMB15.06 and RMB14.70, respectively, in 2021.

●	Non-GAAP adjusted net income per basic and adjusted diluted ADS in 2022 was RMB16.56 (US$2.40) and RMB16.26 (US$2.36), compared with RMB16.68 and RMB16.26, respectively, in 2021.

Mr. Justin Tang, the Founder, Chief Executive Officer and Chairman of the Company, commented, “We are very pleased to end the year with another solid quarter. The loan facilitation amount in the fourth quarter of 2022 exceeded our guidance and our total net revenue grew rapidly, increasing on both an annual and quarterly basis. Despite the very challenging environment in the midst of the COVID-19 resurgence throughout the year, we achieved a 42% increase in the loan facilitation amount in 2022 and maintained our asset quality at historical high levels. This further demonstrates the resilience of our business model, especially during challenging times, and confirms that we are on the right track for sustainable growth thanks to strong execution by our team and continuous optimization of our risk control system.”

“With the end of the strict COVID control policy and the reopening of China in December last year, the country's focus has shifted back to stimulating economic growth. We believe that domestic consumption will play an important role in driving China's economic growth this year and, so far in the first quarter, we have seen a recovery in consumer sentiment. In addition, small and medium-sized enterprises (“SMEs”) are expected to receive more support from the government to drive their business recovery and future growth. All of these factors will benefit the overall personal finance market in China, where our business is rooted.”

“On the regulatory side, according to the central bank, Ant Group and 13 other platform companies have basically completed business rectification under the government's guidance and supervision, and regulators will continue to promote the healthy development of the platform economy. While we believe that the overall regulatory environment will be broadly stable this year, we will closely monitor and adapt quickly to any policy changes, and ensure compliance in our operations as always.”

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“In conclusion, we are cautiously optimistic about the outlook for this year and expect continued rapid growth in our loan facilitation amount and expansion in both our top and bottom lines.”

Mr. Kent Li, President of the Company, added, “During the fourth quarter, our total loan amount facilitated and originated reached RMB21.7 billion, up 65.9% year-over-year and 9.5% quarter-over-quarter, bringing our total loan amount for the full year to RMB73.7 billion. Our premium borrower base remained stable and we continued to improve asset quality by leveraging our data-driven and technology-empowered risk control system. Our delinquency rate for all outstanding loans past due for 31-60 days decreased to 1.02% as of the end of December 2022 from 1.48% a year ago. In addition, we have continued to strengthen collaborations with our institutional funding partners, and with more credit lines provided by them since the fourth quarter, we see further opportunities to optimize our funding costs and improve operational efficiency.”

Mr. Frank Fuya Zheng, Chief Financial Officer of the Company, added, “We were pleased to resume year-over-year top line growth in the fourth quarter. Total net revenue was RMB955.6 million, up 16.1% year-over-year and 6.8% quarter-over-quarter. We have also significantly improved our bottom line on both an annual and quarterly basis. Net income for the quarter was RMB274.6 million, up 88.7% year-over-year and 29.7% quarter-over-quarter. Despite macro headwinds in 2022, we remained confident in our prospects and continued our efforts to reward our shareholders. Through an expanded share repurchase program, we repurchased a total of 266,882 ADSs and 46,487,276 Class A ordinary shares in 2022, which will be accretive to earnings per share in 2023 as certain shares will be canceled or held as treasury shares during the year. In 2023, we will continue to execute our share repurchase plan, which will further enhance shareholders’ value. With a stabilized regulatory environment and a gradual post-pandemic economic recovery, we expect revenue growth to accelerate and earnings to improve in line with top line growth. Looking ahead, we remain committed to returning value to our shareholders while maintaining sustainable business growth with healthy fundamentals, a proven strategy and strong execution capabilities.”

Fourth Quarter 2022 Financial Results

Total net revenue in the fourth quarter of 2022 increased by 16.1% to RMB955.6 million (US$138.6 million) from RMB823.4 million in the same period of 2021, primarily due to an increase in the total loan amount facilitated and originated this quarter compared with the same period of 2021.

	Three Months Ended December 31,
(In thousands, except for share and per share data)	2021		2022		YoY
	RMB	% of Revenue	RMB	% of Revenue
Loan facilitation service	487,774	59.2%	562,137	58.8%	15.2%
Post-origination service	94,767	11.5%	106,777	11.2%	12.7%
Financing income	219,094	26.6%	248,639	26.0%	13.5%
Other revenue	21,763	2.7%	38,087	4.0%	75.0%
Total net revenue	823,398	100.0%	955,640	100.0%	16.1%

Loan facilitation service fees in the fourth quarter of 2022 increased by 15.2% to RMB562.1 million (US$81.5 million) from RMB487.8 million in the same period of 2021, primarily due to an increase in the total loan amount facilitated this quarter compared with the same period of 2021.

Post-origination service fees in the fourth quarter of 2022 increased by 12.7% to RMB106.8 million (US$15.5 million) from RMB94.8 million in the same period of 2021, primarily due to the cumulative effect of increased volume of loans facilitated in the previous quarters. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are being provided.

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Financing income in the fourth quarter of 2022 increased by 13.5% to RMB248.6 million (US$36.0 million) from RMB219.1 million in the same period of 2021, primarily due to an increase in average loan balances compared with the same period of 2021.

Other revenue in the fourth quarter of 2022 increased by 75.0% to RMB38.1 million (US$5.5 million), compared with RMB21.8 million in the same period of 2021, primarily due to an increase in referral service fee for introducing borrowers to other platforms.

Origination and servicing expenses in the fourth quarter of 2022 increased by 52.6% to RMB588.7 million (US$85.4 million) from RMB385.8 million in the same period of 2021, primarily due to an increase in commission fees resulting from the increase in total loan amount facilitated and originated this quarter compared with the same period of 2021.

Reversal of provision for accounts receivable and contract assets in the fourth quarter of 2022 was RMB25.6 million (US$3.7 million), compared with provision for accounts receivable and contract assets of RMB19.5 million in the same period of 2021, primarily due to a decrease in the average estimated default rate which reflects an improvement in the credit quality of customers due to the Company’s comprehensive risk management capabilities and stringent assessment criteria compared with the same period of 2021 .

Provision for loans receivable in the fourth quarter of 2022 was RMB75.4 million (US$10.9 million), compared with RMB40.3 million in the same period of 2021, primarily due to an increase in loans receivable held by the Company as a result of the increase in total loan amount facilitated and originated this quarter compared with the same period of 2021.

Income from operations in the fourth quarter of 2022 was RMB274.0 million (US$39.7 million), compared with RMB311.6 million in the same period of 2021.

Income before income taxes and loss from equity in affiliates in the fourth quarter of 2022 was RMB382.5 million (US$55.5 million), compared with income before income taxes and loss from equity in affiliates of RMB301.1 million in the same period of 2021.

Income tax expense in the fourth quarter of 2022 was RMB75.0 million (US$10.9 million), compared with RMB154.2 million in the same period of 2021.

Net income in the fourth quarter of 2022 was RMB274.6 million (US$39.8 million), compared with RMB145.5 million in the same period of 2021.

Non-GAAP adjusted net income in the fourth quarter of 2022 was RMB277.9 million (US$40.3 million), compared with RMB183.0 million in the same period of 2021.

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Net income per basic and diluted ADS in the fourth quarter of 2022 was RMB5.28 (US$0.77), and RMB5.16 (US$0.75), compared with RMB2.64 and RMB2.58, respectively, in the same period of 2021.

Non-GAAP adjusted net income per basic and diluted ADS in the fourth quarter of 2022 was RMB5.34 (US$0.77), and RMB5.22 (US$0.76), compared with RMB3.30 and RMB3.24 respectively, in the same period of 2021.

Cash and cash equivalents was RMB602.3 million (US$87.3 million) as of December 31, 2022, compared with RMB653.7 million as of September 30, 2022.

Fiscal Year 2022 Financial Results

Total net revenue in 2022 decreased by 1.8% to RMB3,563.0 million (US$516.6 million) from RMB3,626.5 million in 2021, primarily due to a decrease in average total borrowing cost of the borrowers; and also partially offset by an increase in the total loan amount facilitated and originated this year compared with 2021.

	Twelve Months Ended December 31,
(In thousands, except for share and per share data)	2021		2022		YoY
	RMB	% of Revenue	RMB	% of Revenue
Loan facilitation service	2,545,593	70.2%	2,044,344	57.4%	(19.7)%
Post-origination service	315,590	8.7%	372,451	10.5%	18.0%
Financing income	671,901	18.5%	966,277	27.1%	43.8%
Other revenue	93,381	2.6%	179,878	5.0%	92.6%
Total net revenue	3,626,465	100.0%	3,562,950	100.0%	(1.8)%

Loan facilitation service fees in 2022 decreased by 19.7% to RMB2,044.3 million (US$296.4 million) from RMB2,545.6 million in 2021, primarily due to a decrease in average total borrowing cost of the borrowers; and also partially offset by an increase in the total loan amount facilitated this year compared with 2021.

Post-origination service fees in 2022 increased by 18.0% to RMB372.5 million (US$54.0 million) from RMB315.6 million in 2021, primarily due to the cumulative effect of increased volume of loans facilitated during the year. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are being provided.

Financing income in 2022 increased by 43.8% to RMB966.3 million (US$140.1 million) from RMB671.9 million in 2021, primarily due to an increase in average loan balances compared with 2021.

Other revenue in 2022 increased by 92.6% to RMB179.9 million (US$26.1 million), compared with RMB93.4 million in 2021, primarily due to an increase in referral service fee for introducing borrowers to other platforms and an increase in technology service fees received for providing assistant technology development services.

Origination and servicing expenses in 2022 increased by 8.3% to RMB2,126.7 million (US$308.3 million) from RMB1,963.0 million in 2021, primarily due to the following factors: (i) an increase in commission fees resulting from the increase in total loan amount facilitated and originated this year, (ii) an increase in interest expenses as a result of an increase in payable to institutional funding partners and investors, and (iii) partially offset by a decrease in insurance fee paid to insurance company.

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Provision for accounts receivable and contract assets in 2022 was RMB21.8 million (US$3.2 million), compared with RMB77.2 million in 2021, primarily due to a decrease in the average estimated default rate which reflects an improvement in the credit quality of customers due to the Company’s comprehensive risk management capabilities and stringent assessment criteria compared with 2021.

Provision for loans receivable in 2022 was RMB158.6 million (US$23.0 million), compared with RMB76.0 million in 2021, primarily due to an increase in loans receivable held by the Company as a result of the increase in the total loan amount facilitated and originated this year compared with 2021.

Income from operations in 2022 was RMB1,082.3 million (US$156.9 million), compared with RMB1,311.0 million in 2021.

Income before income taxes and loss from equity in affiliates in 2022 was RMB1,223.5 million (US$177.4 million), compared with income before income taxes and gain from equity in affiliates of RMB1,190.8 million in 2021.

Income tax expense in 2022 was RMB389.4 million (US$56.5 million), compared with RMB368.7 million in 2021.

Net income in 2022 was RMB812.0 million (US$117.7 million), compared with RMB825.4 million in 2021.

Non-GAAP adjusted net income in 2022 was RMB873.7 million (US$126.7 million), compared with RMB913.8 million in 2021.

Net income per basic and diluted ADS in 2022 was RMB15.42 (US$2.24), and RMB15.12 (US$2.19), compared with RMB15.06 and RMB14.70, respectively, in 2021.

Non-GAAP adjusted net income per basic and diluted ADS in 2022 was RMB16.56 (US$2.40), and RMB16.26 (US$2.36), compared with RMB16.68 and RMB16.26 respectively, in 2021.

Cash and cash equivalents was RMB602.3 million (US$87.3 million) as of December 31, 2022, compared with RMB584.8 million as of December 31, 2021.

Share Repurchase Plan

On November 16, 2022, the Company announced that its board of directors authorized to increase its share repurchase program to US$30 million from US$20 million, effective through September 2023. In the fourth quarter, the Company repurchased an aggregate of 48,704 ADSs and 18,285,504 Class A ordinary shares (representing 3,096,288 ADSs) or 6.4% of total outstanding shares for a total consideration of US$7.6 million.

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As of the date of this announcement, the Company repurchased an aggregate of 266,882 ADSs and 46,487,276 Class A ordinary shares (representing 8,014,761 ADSs) or 16.5% of total outstanding shares for a total consideration of US$21.1 million.

Business Outlook

For the first quarter of 2023, the Company expects the total loan amount facilitated and originated to be between RMB23.8 billion and RMB24.8 billion.

Conference Call

X Financial’s management team will host an earnings conference call at 7:00 AM U.S. Eastern Time on March 31, 2023 (7:00 PM Beijing / Hong Kong Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-346-8982
Hong Kong:	852-301-84992
Mainland China:	4001-201203
International:	1-412-902-4272
Passcode:	X Financial

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until April 7, 2023:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	4045690

Additionally, a live and archived webcast of the conference call will be available at http://ir.xiaoyinggroup.com.

About X Financial

X Financial (NYSE: XYF) (the "Company") is a leading online personal finance company in China. The Company is committed to connecting borrowers on its platform with its institutional funding partners. With its proprietary big data-driven technology, the Company has established strategic partnerships with financial institutions across multiple areas of its business operations, enabling it to facilitate and originate loans to prime borrowers under a risk assessment and control system.

For more information, please visit: http://ir.xiaoyinggroup.com.

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Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use non-GAAP measures as supplemental measures to review and assess our operating performance. We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that the use of the non-GAAP financial measures facilitates investors’ assessment of our operating performance and help investors to identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income (loss) from operations and net income (loss). We also believe that the non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

We use in this press release the following non-GAAP financial measures: (i) adjusted net income, (ii) adjusted net income per basic ADS, and (iii) adjusted net income per diluted ADS, each of which excludes share-based compensation expense, impairment losses on financial investments, income (loss) from financial investments and impairment losses on long-term investments. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 30, 2022.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "potential," "continue," "ongoing," "targets," "guidance" and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company's goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace's products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

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For more information, please contact:

X Financial

Mr. Frank Fuya Zheng

E-mail: ir@xiaoying.com

Christensen IR

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eric.yuan@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

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X Financial
Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)	As of December 31, 2021	As of December 31, 2022	As of December 31, 2022
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	584,762	602,271	87,321
Restricted cash	407,276	404,689	58,674
Accounts receivable and contract assets, net	747,480	1,161,912	168,461
Loans receivable from Xiaoying Credit Loans and other loans, net	2,484,073	3,810,393	552,455
Loans at fair value	389,679	120,280	17,439
Deposits to institutional cooperators, net	1,500,407	1,770,317	256,672
Prepaid expenses and other current assets, net	213,127	71,082	10,306
Financial guarantee derivative	11,817	-	-
Deferred tax assets, net	274,869	88,428	12,821
Long-term investments	560,038	495,995	71,913
Property and equipment, net	6,188	5,861	850
Intangible assets, net	36,817	36,550	5,299
Loan receivable from Xiaoying Housing Loans, net	12,083	10,061	1,459
Financial investments	82,844	192,620	27,927
Other non-current assets	31,277	67,204	9,744
TOTAL ASSETS	7,342,737	8,837,663	1,281,341

LIABILITIES
Payable to investors and institutional funding partners at amortized cost	1,487,379	2,627,910	381,011
Payable to investors at fair value	462,714	141,289	20,485
Financial guarantee derivative	565,953	107,890	15,643
Short-term borrowings	166,500	70,209	10,179
Accrued payroll and welfare	44,605	63,681	9,233
Other tax payable	219,544	255,691	37,072
Income tax payable	117,148	270,089	39,159
Deposit payable to channel cooperators	21,012	19,700	2,856
Accrued expenses and other current liabilities	268,967	476,035	69,019
Other non-current liabilities	12,019	51,193	7,422
Deferred tax liabilities	-	722	105
TOTAL LIABILITIES	3,365,841	4,084,409	592,184

Commitments and Contingencies
Equity:
Common shares	207	207	30
Treasury stock	-	(124,597)	(18,065)
Additional paid-in capital	3,159,523	3,191,194	462,680
Retained earnings	810,856	1,622,851	235,291
Other comprehensive income	6,310	63,599	9,221
Total X Financial shareholders' equity	3,976,896	4,753,254	689,157
Non-controlling interests	-	-	-
TOTAL EQUITY	3,976,896	4,753,254	689,157

TOTAL LIABILITIES AND EQUITY	7,342,737	8,837,663	1,281,341

X Financial
Unaudited Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended December 31,			Twelve Months Ended December 31,
(In thousands, except for share and per share data)	2021	2022	2022	2021	2022	2022
	RMB	RMB	USD	RMB	RMB	USD
Net revenues
Loan facilitation service	487,774	562,137	81,502	2,545,593	2,044,344	296,402
Post-origination service	94,767	106,777	15,481	315,590	372,451	54,000
Financing income	219,094	248,639	36,049	671,901	966,277	140,097
Other revenue	21,763	38,087	5,522	93,381	179,878	26,080
Total net revenue	823,398	955,640	138,554	3,626,465	3,562,950	516,579

Operating costs and expenses:
Origination and servicing	385,797	588,730	85,358	1,963,006	2,126,742	308,349
General and administrative	62,208	42,445	6,154	187,859	171,524	24,869
Sales and marketing	5,318	2,497	362	20,830	15,448	2,240
(Reversal of) provision for accounts receivable and contract assets	19,529	(25,550)	(3,704)	77,248	21,836	3,166
Provision for loans receivable	40,322	75,396	10,931	76,017	158,576	22,992
Reversal of provision for contingent guarantee liabilities	-	-	-	(24)	(14,000)	(2,030)
(Reversal of) provision for credit losses on deposits to institutional cooperators	(509)	(1,831)	(265)	(8,291)	1,296	188
Reversal of provision for credit losses for other financial assets	(841)	-	-	(1,223)	(765)	(111)
Total operating costs and expenses	511,824	681,687	98,836	2,315,422	2,480,657	359,663
		-
Income from operations	311,574	273,953	39,718	1,311,043	1,082,293	156,916
Interest income, net	3,720	396	57	19,709	3,756	545
Foreign exchange gain (loss)	3,907	6,175	895	5,147	(19,963)	(2,894)
Income from financial investments	-	28,702	4,161	-	20,900	3,030
Impairment losses on financial investments	-	-	-	-	(8,875)	(1,287)
Impairment losses on long-term investments	-	(26,866)	(3,895)	-	(26,866)	(3,895)
Fair value adjustments related to Consolidated Trusts	(7,158)	209	30	(7,267)	(6,168)	(894)
Change in fair value of financial guarantee derivative	(26,681)	91,380	13,249	(170,339)	137,654	19,958
Other income, net	15,761	8,590	1,245	32,506	40,724	5,904

Income before income taxes and gain (loss) from equity in affiliates	301,123	382,539	55,460	1,190,799	1,223,455	177,383

Income tax expense	(154,169)	(74,977)	(10,871)	(368,734)	(389,358)	(56,452)
Gain (loss) from equity in affiliates, net of tax	(1,433)	(32,923)	(4,773)	3,342	(22,102)	(3,204)
Net income	145,521	274,639	39,816	825,407	811,995	117,727
Less: net income attributable to non-controlling interests	-	-	-	-	-	-
Net income attributable to X Financial shareholders	145,521	274,639	39,816	825,407	811,995	117,727

Net income	145,521	274,639	39,816	825,407	811,995	117,727
Other comprehensive income, net of tax of nil:
Gain from equity in affiliates	-	39	6	-	204	30
Foreign currency translation adjustments	(10,234)	(12,887)	(1,868)	(14,749)	57,085	8,277
Comprehensive income	135,287	261,791	37,954	810,658	869,284	126,034
Less: comprehensive income attributable to non-controlling interests	-	-	-	-	-	-
Comprehensive income attributable to X Financial shareholders	135,287	261,791	37,954	810,658	869,284	126,034

Net income per share—basic	0.44	0.88	0.13	2.51	2.57	0.37
Net income per share—diluted	0.43	0.86	0.12	2.45	2.52	0.37

Net income per ADS—basic	2.64	5.28	0.77	15.06	15.42	2.24
Net income per ADS—diluted	2.58	5.16	0.75	14.70	15.12	2.19

Weighted average number of ordinary shares outstanding—basic	330,853,651	311,832,013	311,832,013	329,230,273	316,444,826	316,444,826
Weighted average number of ordinary shares outstanding—diluted	338,504,460	317,710,296	317,710,296	336,881,082	322,403,387	322,403,387

X Financial
Unaudited Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended December 31,			Twelve Months Ended December 31,
(In thousands, except for share and per share data)	2021	2022	2022	2021	2022	2022
	RMB	RMB	USD	RMB	RMB	USD
GAAP net income	145,521	274,639	39,816	825,407	811,995	117,727
Less: Income from financial investments (net of tax of nil)	-	28,702	4,161	-	20,900	3,030
Less: Impairment losses on financial investments (net of tax of nil)	-	-	-	-	(8,875)	(1,287)
Less: Impairment losses on long-term investments (net of tax)	-	(20,150)	(2,921)	-	(20,150)	(2,921)
Add: Share-based compensation expenses (net of tax of nil)	37,429	11,852	1,718	88,435	53,538	7,762
Non-GAAP adjusted net income	182,950	277,939	40,294	913,842	873,658	126,667

Non-GAAP adjusted net income per share—basic	0.55	0.89	0.13	2.78	2.76	0.40
Non-GAAP adjusted net income per share—diluted	0.54	0.87	0.13	2.71	2.71	0.39

Non-GAAP adjusted net income per ADS—basic	3.30	5.34	0.77	16.68	16.56	2.40
Non-GAAP adjusted net income per ADS—diluted	3.24	5.22	0.76	16.26	16.26	2.36

Weighted average number of ordinary shares outstanding—basic	330,853,651	311,832,013	311,832,013	329,230,273	316,444,826	316,444,826
Weighted average number of ordinary shares outstanding—diluted	338,504,460	317,710,296	317,710,296	336,881,082	322,403,387	322,403,387